UNITED STATES

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549





Public Utility Holding Company Act of 1935
File No. 70-9119
Report Date: July 1, 2000 to September 30, 2000



In the Matter of:
Central and South West Corporation
CSW Energy Services, Inc.

This report is filed under Rule 24 of the Public Utility Holding Company Act of 1935 by Central and South West Corporation (CSW) pursuant to an order issued by the Securities and Exchange Commission (SEC) dated August 24, 1998 (HCAR 35-26910). This matter requires the filing of quarterly reports by CSW to the commission, concerning the business activities and financings carried out pursuant to the authorizations granted by this order, to contain the following information: (a) balance sheets and income statements for CSW Energy Services, Inc. (Services) as of the end of the reporting period covered; (b) a statement showing (i) revenues of Services derived from the EV Business (TotalEV) in the states comprising the Service Areas and (ii) revenues derived from the EV Business in all other states, both during the period covered and cumulatively;
(c) a description of expenditures and investments made by CSW and/or Services in EV Business activities, both during the period covered and cumulatively, including details in tabular form as to : (i) the amount(s) invested, the identity of all other corporations, parties or joint ventures involved, the percentage of Services' investment in joint arrangements, and a description of the activities being conducted, (ii) third party financing used to finance EV Business activities conducted by any entity in which CSW and/or Services has a direct or indirect ownership interest and (iii) financing obtained by CSW and/or Services in order to engage in EV Business activities; (d) a description of any state utility commission findings concerning EV Business activities or related transactions, and (to be filed as exhibits) copies of all applications to, and orders issued by, such commissions pertaining to EV Business activities or related transactions; and (e) a narrative description of Services' EV Business activities during the reporting period, including but not limited to, narrative information relating to all EV Business related contracts (i) with unrelated parties and (ii) between or among CSW system companies; and, provided further, that no later than August 15th of each year, Applicants will file balance sheets for Services as of June 30th of that year and income statements for Services for the six-month period ending June 30th of the year. This report covers the period from July 1, 2000 through September 30, 2000.

The requested information for the reporting period July 1, 2000 through September 30, 2000, is as follows:

a) Services balance sheet as of September 30, 2000 and income statements for the three and nine months ended September 30, 2000 are attached as Exhibit 1 which is being filed confidentially under Form SE.

b)       i.    Revenue derived from states within the service area:
               For the reporting period ended September 30, 2000:    $319,391
               Inception to date:                                  $1,089,828

ii.      Revenue derived from states outside of the service area:
               For the reporting period ended September 30, 2000: $1,138,523
               Inception to date:                                 $2,452,671


c) Description of expenditures and investments made by CSW and/or Services in the EV business for the reporting period ended September 30, 2000 and, inception to date, are attached in Exhibit 2.

d)       State Commission findings concerning EV Business activities:  None

e) Description of Services EV Business activities during the reporting period:

                           "CSW Total EV commenced its business of  distributing
                  electric bicycles and related products following SEC approval in late August of 1998. Through the second quarter of 2000, Total EV has placed some 6,000 environmentally-friendly e-bike products into the market place since its inception. Approximately 500 independent bicycle shops in 47 states are retailing electric bicycles, scooters, and related products distributed by Total EV.

                        At the close of the second quarter of 2000, Total EV has
                  agreements to distribute e-bikes and related products with 12 manufacturers and re-sellers: EV Global Motors (electric bikes); Currie Technologies (electric bikes, scooters and conversion kits); ZAPWORLD.com, formerly ZAP Power Systems
                  (electric   bikes,   adult  three  wheelers,   scooters,   and
                  conversion kits); Condor Industries (electric bicycles); Montague Bicycles (electric folding bicycles); Bikit (conversion kits); The Electric Transportation Company
                  (electric bicycles and electric folding bikes); Merida Bicycles (electric bicycles); Yamaha Motor Co. (electric bikes); EV Rider (electric scooters); CPA (electric scooters); Heinzmann Motors (electric bikes and conversion kits); and HCF (electric scooters). Negotiations are under way with several other electric bicycle and scooter manufacturers for the rights to distribute their products. No contracts are in place with any other unrelated parties or among CSW system companies."







                                S I G N A T U R E


        As requested by order of this Commission pursuant to the Public Utility Holding Company Act of 1935, Central and South West Corporation has duly caused this report to be signed on its behalf on this 14th day of November 2000.

                                         Central and South West Corporation
                                             CSW Energy Services, Inc.

                                              /s/     Armando Pena
                                                      Armando Pena
                                                       Treasurer

                                INDEX TO EXHIBITS






Exhibit
Number                                      Exhibit


1 Balance sheet as of September 30, 2000 and income statements for the three and nine months ended September 30, 2000 are filed confidentially under Form SE.


2 Description of expenditures and investments made by CSW and/or Services in the EV
         Business  for  the  reporting  period  ended
         September 30, 2000 and inception to date.

Central and South West Corporation                              EXHIBIT 2
File No:  70-9119                                             Page 1 of 2
Report For Period:  July 1, 2000  to September 30, 2000


C) Description of investments and expenditures made by CSW and/or Services in the EV Business:

    (i) Identify all other corporations, parties or joint ventures involved, the percentage of Services' investment in joint arragements, and a description of the activities being conducted:

        INVESTMENTS
        a) For the reporting period ending:              September 30, 2000

          Parties Investing  Percentage of  Services'  Description of Activities
                               Investment  Investment   being Conducted
          -----------------  ------------- ----------  -------------------------
           NONE                  0%         $  -            N/A




        b) For the cumulative period ending:             September 30, 2000

          Parties Investing  Percentage of  Services'  Description of Activities
                               Investment  Investment  being Conducted
           ----------------  ------------- ----------  -------------------------
           NONE                  0%         $  -             N/A






        EXPENDITURES

        a) For the reporting period ending:              September 30, 2000

           Parties Investing Percentage of  Services'  Description of Activities
                              Investment   Investment  being Conducted
           ----------------- ------------- ----------  -------------------------
           NONE                   0%        $  -             N/A





        b) For the cumulative period ending:             September 30, 2000

           Parties Investing Percentage of  Services'  Description of Activities
                              Investment    Investment being Conducted
           ----------------- -------------  ---------- -------------------------
           NONE                   0%        $   -            N/A

Central and South West Corporation                                EXHIBIT 2
File No:  70-9119                                               Page 2 of 2
Report For Period:  July 1, 2000  to September 30, 2000


    Item C (cont'd)


    (ii)  Third party financing used to finance EV Business activities:

a) For the reporting period ending: September 30, 2000

Amount Purpose of
Name of Third party    Financed      Financing
-------------------    --------      ---------
NONE                    $ -            N/A


b) For the cumulative period ending: September 30, 2000

Amount Purpose of
Name of Third party    Financed      Financing
-------------------    --------      ---------
NONE                    $ -            N/A




    (iii) Financing obtained by CSW and/or Services in order to engage in EV Business activities:

               The EV Business is totally financed through a combination of internally generated funds and short-term debt by the parent company, Central and South West Corporation.